April 16, 2020

Snehal Patel
Chief Executive Officer
Greenwich LifeSciences, Inc.
2311 Spartan Trail
Sugar Land, TX 77479

       Re: Greenwich LifeSciences, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted April 7, 2020
           CIK No. 0001799788

Dear Mr. Patel:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement filed April 7, 2020

Business
Large Initial & Expandable Breast Cancer Market, page 59

1. We note your response to comment 10. However, with the information provided, we are unable to discern the basis for your claim of "Multi $ Billion Revenue Potential." Please revise your disclosure to provide adequate support for this statement or remove it.
Executive and Director Compensation, page 76

2. We note your response to comment 14. Please revise footnote 2 to the Summary
      Compensation Table and footnote 4 to the Non-Employee Director Compensation table to
 Snehal Patel
Greenwich LifeSciences, Inc.
April 16, 2020
Page 2
       disclose the number of shares of common stock the Company paid the respective individuals in exchange for related party payables and/or for warrants to purchase shares of the Company's common stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do at 202-551-3743 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Michael Clampitt at 202-551-3434 with any other questions.



                                                            Sincerely,
FirstName LastNameSnehal Patel
                                                            Division of
Corporation Finance
Comapany NameGreenwich LifeSciences, Inc.
                                                            Office of Life
Sciences
April 16, 2020 Page 2
cc:       Jeffrey J. Fessler, Esq.
FirstName LastName